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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

ALTIRIS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
02148M 10 0
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02148M 10 0

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,958,508 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,958,508 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,958,508 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

CUSIP No.	02148M 10 0

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		110,319 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		110,319 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

110,319 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

CUSIP No.	02148M 10 0

1	NAMES OF REPORTING PERSONS: Technology Crossover Management IV, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the Managing Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,068,827 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,068,827 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,068,827 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

CUSIP No.	02148M 10 0

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,085,493 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,085,493 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,085,493 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes options issued under the Company’s 2002 Stock Plan and held directly by Mr. Hoag that can be immediately exercised for a total of 12,500 shares and 4,166 shares held directly by Mr. Hoag that were issued under the Company’s 2002
Stock Plan and are subject to repurchase rights that lapse over time.

CUSIP No.	02148M 10 0

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,068,827 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,068,827 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,068,827 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Altiris, Inc., a Delaware corporation (“Altiris” or the “Company”). The Company’s principal executive offices are located at 588 West 400 South Lindon, Utah 84042.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”) and (5) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On January 26, 2007, the Company, Symantec Corporation, a Delaware corporation (“Symantec”) and Atlas Merger Corp. (“Atlas”) (a wholly-owned subsidiary of Symantec) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which Symantec, upon the terms and subject to satisfaction or waiver of the conditions therein, will acquire all of the shares of the Company’s common stock for a purchase price of $33.00 per share, net to the holders thereof in cash. Holders of shares of the Company’s common stock will be entitled to receive $33.00 per share in cash in the Merger. Holders of restricted stock awards will receive the right to receive per share cash merger consideration. All options will be assumed by Symantec.
As an inducement for Symantec to enter into the Merger Agreement, Symantec and TCV IV and Strategic Partners IV (TCV IV and Strategic Partners IV collectively referred to as the “TCV IV Funds”) entered into a voting agreement dated January 26, 2007 (the “TCV Voting Agreement,”) and Symantec and Mr. Hoag entered into a voting agreement dated January 26, 2007 (the “Hoag Voting Agreement”)(the Hoag Voting Agreement and, collectively with the TCV Voting Agreement, the “Voting Agreements”). Under the Voting Agreements the TCV IV Funds agreed to vote all of the shares held of record by the TCV IV Funds (the “TCV IV Shares”) and Mr. Hoag agreed to vote all of the shares held of record by Mr. Hoag (the “Hoag Shares”) in favor of the approval of the Merger Agreement and against any matter that would reasonably be expected to prevent, delay, postpone or frustrate the purpose of the Merger and granted irrevocable proxies (the“Proxies”) to certain representatives of Symantec to vote the TCV IV Shares and the Hoag Shares for such purposes. Neither Symantec nor Atlas paid additional consideration to the TCV IV Funds or Mr. Hoag in connection with the execution and delivery of the Voting Agreements or the grant of the Proxies. In addition, no shares were purchased by the TCV IV Funds or Mr. Hoag pursuant to the Voting Agreement, and thus no funds were used for such purpose.
The Merger Agreement is attached to this filing as Exhibit 3 and incorporated by reference herein, the TCV Voting Agreement is attached to this filing as Exhibit 4 and the Hoag Voting Agreement is attached to this filing as Exhibit 5.
ITEM 4. PURPOSE OF TRANSACTION.
(a)-(b). Please see Item 3 above.
The Merger Agreement includes other customary closing conditions, including among others, regulatory review and Company stockholder approval. Under the Merger Agreement, upon satisfaction of the closing conditions, Atlas will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Symantec (the “Merger”).
(c). Not applicable.
(d). Upon the consummation of the Merger, the directors of Atlas immediately prior to the effectiveness of the Merger will become the directors of the surviving corporation, and the officers of the Company immediately prior to the effectiveness of the merger shall continue as the officers of the surviving corporation, in each case until their respective successors shall have been duly elected, designated or qualified.
(e). Other than as a result of the Merger as described elsewhere in this Item 4, not applicable.
(f). Not applicable

(g). Upon consummation of the Merger, the certificate of incorporation shall be amended in its entirety to read as set forth in the Certificate of Merger and the bylaws shall be amended in their entirety to read as the bylaws of Atlas until thereafter amended as provided by applicable law.
(h)-(i). Following the consummation of the Merger, the Company capital stock will be deregistered under the Act and delisted from the Nasdaq Global Market.
(j)The Reporting Persons acquired their shares of Company capital stock for investment purposes. Depending on the factors discussed herein and subject to the restrictions in the Voting Agreements, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon restrictions in the Voting Agreements and the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on January 26, 2007, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball owned directly and/or indirectly the following shares:

	Number of	Percentage of
	Total Shares	Outstanding Shares (*)
Name of Investor	(Including Options)	(Including Options)
TCV IV	2,958,508	10.1%
Strategic Partners IV	110,319	Less than 1%
Management IV	3,068,827	10.4% (**)
Mr. Hoag	3,085,493	10.5% (**)(***)
Mr. Kimball	3,068,827	10.4% (**)

(*)	All percentages in this table are based on the 29,386,546 shares of Common Stock of the Company outstanding as of January 24, 2007, as reported in the Merger Agreement filed as Exhibit 10.01 to the Form 8-K filed by the Company on January 29, 2007.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***)	This includes options issued under the Company’s 2002 Stock Plan and held directly by Mr. Hoag that can be immediately exercised for a total of 12,500 shares; and 4,166 shares held directly by Mr. Hoag that were issued under the Company’s 2002 Stock Plan and subject to repurchase rights which lapse over time.
Each of TCV IV and Strategic Partners IV (together the “TCV IV Funds”) has the sole power to dispose or direct the disposition of the Common Stock held directly by them and as reported herein. As a result of the Voting Agreements and the grant of the Proxies, each of the TCV IV Funds and Symantec may be deemed to have the shared power to direct the vote of the Common Stock held by each of the TCV IV Funds. Management IV, as the sole general partner of the TCV IV Funds, may also be deemed to have the sole power to dispose or direct the disposition of the Common Stock held the TCV IV Funds. As a result of the Voting Agreements, Management IV and Symantec may be deemed to have the shared power to direct the vote of the Common Stock held by TCV IV Funds. Management IV and Symantec disclaim beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. Each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Common Stock held by TCV IV Funds. As a result of the Voting Agreements, each of Symantec, Hoag and Kimball may be deemed to have the shared power to direct the vote of the Common Stock held by each of the TCV IV Funds. Messrs. Hoag and Kimball and Symantec disclaim beneficial ownership of the securities owned by TCV IV Funds except to the extent of their pecuniary interest therein. Mr. Hoag has the sole power to dispose and direct the disposition of the shares of Common stock received upon exercise of options granted to Mr. Hoag under the Company’s 2002 Stock Plan and the restricted shares received by Mr. Hoag and issued under the Company’s 2002 Stock Plan once vested. As a result of the Hoag Voting Agreement, Mr. Hoag and Symantec may be deemed to have the shared power to direct the vote of his shares of Common Stock to be received upon exercise of the options granted to Mr. Hoag under the Company’s 2002 Stock Plan and the restricted shares held by Mr. Hoag which were issued under the Company’s 2002 Stock Plan. Symantec disclaims beneficial ownership of the shares to be received upon exercise of the options and the restricted shares held by Mr. Hoag.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). On June 19, 2006, the Kimball Family Trust Uta Dtd 2/23/94 gifted 2,700 shares of Common Stock of the Company.
On August 1, 2006, the Kimball Family Trust Uta Dtd 2/23/94 gifted 345 shares of Common Stock of the Company.
On September 8, 2006, the Kimball Family Trust Uta Dtd 2/23/94 gifted 500 shares of Common Stock of the Company.

On October 4, 2006, the Kimball Family Trust Uta Dtd 2/23/94 gifted 47,063 shares of Common Stock of the Company.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Please see Item 3 and Item 4.
Pursuant to the Voting Agreements each of the TCV IV Funds and Mr. Hoag may not, among other things, subject to certain exceptions, grant an option with respect to, sell, exchange, pledge or otherwise dispose of or encumber the TCV IV Shares and Hoag Shares, respectively. In addition, prior to the expiration of the Voting Agreements, each of the TCV IV Funds and Mr. Hoag may not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the TCV IV Shares or Hoag Shares, respectively, deposit any such shares into a voting trust, enter into any other voting or similar binding commitment with respect to any such shares.
The Voting Agreements terminate after the Expiration Date of the Merger Agreement.
Mr. Hoag serves as a director of the Company.
Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 24, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of the Company filed on May 24, 2002)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)
Exhibit 3 Agreement and Plan of Merger dated January 26, 2007 (incorporated by reference from Exhibit 10.01 to the Form 8-K filed by the Company on January 29, 2007)
Exhibit 4 Voting Agreement by and between Symantec and Jay Hoag dated January 26, 2007
Exhibit 5 Voting Agreement by and between Symantec and the TCV IV Funds dated January 26, 2007

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 5, 2007

TCV IV, L.P.

By:	/s/ Carla S. Newell

Name:	Carla S. Newell
Its:	Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By:	/s/ Carla S. Newell

Name:	Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER
MANAGEMENT IV, L.L.C.

By:	/s/ Carla S. Newell

Name:	Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Carla S. Newell

Name:	Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Name:	Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of the Company filed on May 24, 2002)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)
Exhibit 3 Agreement and Plan of Merger dated January 26, 2007 (incorporated by reference from Exhibit 10.01 to the Form 8-K filed by the Company on January 29, 2007)
Exhibit 4 Voting Agreement by and between Symantec and Jay Hoag dated January 26, 2007
Exhibit 5 Voting Agreement by and between Symantec and the TCV IV Funds dated January 26, 2007

Exhibit 4
Voting Agreement
     This VOTING AGREEMENT (this “Agreement”) is entered into as of January 26, 2007, by and between Symantec Corporation, a Delaware corporation (“Acquiror”), and the undersigned stockholder (“Stockholder”) of Altiris, Inc., a Delaware corporation (the “Company”). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).
Recitals
          A. The execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Acquiror to enter into that certain Agreement and Plan of Merger, dated as of January 26, 2007 (the “Merger Agreement”), by and among Acquiror, Atlas Merger Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly-owned subsidiary of Acquiror.
          B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of such number of shares of the Company Capital Stock as is indicated on the signature page of this Agreement.
          C. In consideration of the execution of the Merger Agreement by Acquiror, Stockholder (solely in such Stockholder’s capacity as such) has agreed, subject to the terms and conditions set forth herein, to vote the Shares (as defined below) and such other shares of Company Capital Stock over which Stockholder has voting power, so as to facilitate the consummation of the Merger.
          D. Stockholder understands and acknowledges that the Company and Acquiror are entitled to rely on (i) the truth and accuracy of Stockholder’s representations contained herein and (ii) Stockholder’s performance of the obligations set forth herein.
     NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
     1. Restrictions on Shares. Subject to the terms and conditions herein and in the Merger Agreement,
          (a) Stockholder shall not, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of or encumber the Shares (as such term is defined in Section 4 below) or any New Shares (as such term is defined in Section 1(d) below), or make any offer or enter into any agreement providing for any of the foregoing, at any time prior to the Expiration Date; provided, however, that nothing contained herein will be deemed to restrict the ability of Stockholder to (i) exercise, prior to the Expiration Date, any Company Options held by Stockholder, (ii) transfer or otherwise dispose of Shares to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (iii) if an individual Stockholder, transfer or otherwise dispose of Shares to any member of Stockholder’s immediate family; or to a trust for the benefit of Stockholder or any member of Stockholders’ immediate family, (iv) if an entity Stockholder, transfer any Shares to any affiliated fund, or (v) if an entity Stockholder, transfer, by way of a distribution in kind following the record date for the Company Stockholders Meeting (as defined in the Merger Agreement), any Shares, to its limited partners

1

and/or general partner in accordance with the terms of its limited partnership agreement; provided however, that any transfer referred to in clauses (ii), (iii), and (iv) of this section shall be permitted only if, as a precondition to such transfer, the transferee, whether a charitable organization, affiliated entity, individual or trust, agrees to be bound by the terms of this Agreement and, if requested by Acquiror, to execute a Proxy (as hereinafter defined). As used herein, the term “Expiration Date” shall mean the earlier of (i) the Effective Time and (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms.
          (b) Prior to the Expiration Date, Stockholder shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, enter into a voting agreement (other than this Agreement) or similar binding commitment with respect to any of the Shares.
          (c) Prior to the Expiration Date, Stockholder shall not, directly or indirectly, take any action (other than any action of Stockholder or any representative of Stockholder or employee or member of any Affiliate of Stockholder (each a “Representative”), in such Stockholder’s or Representative’s capacity as a director or officer of the Company, in the exercise of such Stockholder’s fiduciary or other duties with respect to an Alternative Transaction Proposal or Superior Proposal in compliance with the terms of the Merger Agreement) that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Stockholder to perform such Stockholder’s obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.
          (d) Any shares of Company Common Stock or other voting securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires voting rights after the date of this Agreement and prior to the Expiration Date, including pursuant to the exercise of options or warrants to purchase shares of Company Common Stock (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.
     2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of the Company with respect to any of the following matters, Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3 below), (i) the Shares, (ii) any shares of Company Common Stock that have ceased to be Shares as a result of a transfer pursuant to Section 1(a)(v) above (provided that Stockholder is the stockholder of record as of the applicable record date and accordingly legally entitled to vote such shares of Company Common Stock described in this clause (ii)), and (iii) any New Shares held by Stockholder at the time any such vote is taken in favor of adoption of the Merger Agreement and any matter proposed in connection with the Merger that is reasonably necessary to facilitate the Merger, and against any Alternative Transaction Proposal and any other matter that would reasonably be expected to prevent, delay, postpone or frustrate the purposes of the Merger (other than any adjournment or postponement of any aforementioned meeting of the stockholders of the Company).
     3. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Stockholder shall deliver to Acquiror a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest, and, until the Expiration Date, shall be irrevocable to the fullest extent permitted by Applicable Law, with respect to each and every meeting of stockholders of the Company or action or approval by written resolution or consent of stockholders of the Company with respect to the matters contemplated by Section 2 covering the total number of Shares, any shares of

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Company Common Stock that have ceased to be Shares as a result of a transfer pursuant to Section 1(a)(v) above, and New Shares in respect of which Stockholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by Stockholder, (i) Stockholder hereby revokes any and all prior proxies (other than the Proxy) given by Stockholder with respect to the voting of the Shares in connection with the matters set forth in Section 2, and (ii) Stockholder shall not grant any subsequent proxies with respect to the voting of the Shares in connection with the matters set forth in Section 2, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Shares and the New Shares in any manner inconsistent with the terms of Section 2, until after the Expiration Date.
     4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Acquiror as follows as of the date hereof (except as specifically set forth below):
          (a) Stockholder is the beneficial or record owner of, or has the right to exercise voting power over, that number of shares of Company Common Stock set forth on the signature page hereto (all such shares owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, are collectively, the “Shares”; provided that Shares subsequently transferred as permitted in Section 1(a) above shall from and after such transfer cease to be considered Shares and provided further, that any references in this agreement to Shares, New Shares, Company Common Stock, company voting securities and the like shall specifically exclude any shares held of record by TCV IV, L.P. and TCV IV Strategic Partners, L.P. which shares shall not in any respect be subject to the terms of this agreement regardless of any voting rights Stockholder may have with respect thereto). As of the date hereof, the Shares constitute Stockholder’s entire interest in the outstanding shares of Company Common Stock and Stockholder is not the beneficial or record holder of, and does not exercise voting power over, any other outstanding shares of Company Capital Stock. No person who is not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, (i) if Stockholder is a partnership, the rights and interest of persons and entities that own partnership interests in Stockholder under the partnership agreement governing Stockholder and applicable partnership law or (ii) if Stockholder is a married individual and resides in a State with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws). The Shares are and will be at all times up until the Expiration Date free and clear of any security interests, liens, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Stockholder’s voting rights, charges and other encumbrances of any nature that would materially and adversely affect Stockholder’s ability to perform his, her or its obligations under this Agreement. Stockholder’s current principal residence or current place of business is set forth on the signature page hereto.
          (b) Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action, if any, on the part of Stockholder. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Acquiror, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.
          (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, or

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require notice to or the consent of any person under, any contract, law, rule, regulation, judgment, order or decree by which Stockholder is bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, materially and adversely affect Stockholder’s ability to perform his, her or its obligations under this Agreement.
          (d) If the Stockholder is an entity and not an individual, until the Expiration Date, such Stockholder, in its capacity as a stockholder of the Company only, shall not, and shall not authorize or permit any of its general partners, officers, managers, employees or affiliated investment funds to, directly or indirectly, solicit, initiate, seek, endorse, recommend or support, or knowingly encourage or facilitate, any inquiry, proposal or offer from, furnish any non-public information to, or participate in any discussions or negotiations with (except to disclose the existence of the provisions of this Section 4), or enter into any agreement with, any party or group regarding any Alternative Transaction, provided that nothing herein shall prevent any director of the Company from exercising such director’s fiduciary duties to the stockholders of the Company.
     5. Consent and Waiver; Termination of Existing Agreements. Stockholder hereby agrees to give any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which Stockholder is a party or subject or in respect of any rights Stockholder may have in connection with the Merger (whether such rights exist under the certificate of incorporation or bylaws of the Company, any Contract to which the Company is a party or by which it is, or any of its assets are, bound under statutory or common law or otherwise). Without limiting the generality or effect of the foregoing, Stockholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement, the Company Board of Directors’ actions in approving and recommending the Merger, the consummation of the Merger and the other transactions provided for in the Merger Agreement, or to seek damages or other legal or equitable relief in connection therewith. From and after the Effective Time, Stockholder’s right to receive cash on the terms and subject to the conditions set forth in the Merger Agreement shall constitute Stockholder’s sole and exclusive right against the Company and/or Acquiror in respect of Stockholder’s ownership of the Shares and the New Shares or status as a stockholder of the Company or any agreement or instrument with the Company pertaining to the Shares or New Shares or Stockholder’s status as a stockholder of the Company.
     6. Confidentiality. Until the Acquiror has publicly disclosed the Merger, Stockholder shall hold any information regarding this Agreement and the Merger in strict confidence and shall not divulge any such information to any third person.
     7. Appraisal Rights. Stockholder agrees not to exercise any rights of appraisal or any dissenters’ rights that Stockholder may have (whether under Applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.
     8. Miscellaneous.
          (a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(i)	if to Acquiror, to:

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Symantec Corporation 20330 Stevens Creek Blvd. Cupertino, CA 95014 Attention: Arthur F. Courville Fax Number: (408) 517-8121

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Daniel J. Winnike, Esq.
                     Douglas N. Cogen, Esq.
                     Andrew Y. Luh, Esq.
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500

(ii)	if to Stockholder, to the address set forth for the Stockholder on the signature page hereof.
          (b) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein or in the Proxy. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation of this Agreement or the Proxy, Acquiror shall have the right to enforce such covenants and agreements and the Proxy by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity and Stockholder hereby waives any requirement for the security or posting of any bond in connection with such enforcement.
          (c) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.
          (d) Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including, without limitation, the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of Acquiror, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Acquiror hereunder, may be assigned or delegated in whole or in part by Acquiror to any affiliate of Acquiror without the consent of or any action by Stockholder upon notice by Acquiror to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
          (e) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or

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unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
          (f) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.
          (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law.
          (h) Rules of Construction. The parties hereto agree that they have been represented by legal counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
          (i) Additional Documents, Etc. Stockholder shall execute and deliver any additional documents necessary or desirable, in the reasonable opinion of and as reasonably requested by Acquiror, to carry out the purpose and intent of this Agreement.
          (j) Termination. This Agreement shall terminate and shall have no further force or effect from and after the Expiration Date, and thereafter there shall be no liability or obligation on the part of the Stockholder, provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.
          (k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

SYMANTEC CORPORATION

By:

Name:

Title:

STOCKHOLDER:

(Signature)

(Print name and title if signing on behalf of an entity)

(Print Address)

(Print Address)

(Print Telephone Number)

Shares beneficially owned on the date hereof:

shares of Company Common Stock
[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT A
IRREVOCABLE PROXY
TO VOTE STOCK OF
ALTIRIS, INC.
     The undersigned stockholder of Altiris, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints Arthur Courville and James Beer of Symantec Corporation, a Delaware corporation (“Acquiror”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (but not including shares transferred as permitted and in accordance with Section 1(a)(ii), (iii), or (iv) of that certain Voting Agreement dated as of even date herewith by and between Acquiror and the undersigned (the “Voting Agreement”)) (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy; provided, however, that for purposes of this proxy, Shares shall not include any shares of the capital stock of the Company held by TCV IV, L.P. or TCV IV Strategic Partners, L.P.. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Date (as defined below).
     Until the Expiration Date, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest, is granted pursuant to the Voting Agreement, and is granted in consideration of Acquiror entering into that certain Agreement and Plan of Merger, dated as of January 26, 2007, by and among Acquiror, Atlas Merger Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”) and the Company (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly-owned subsidiary of Acquiror. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms.
     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting as follows: (i) in favor of adoption of the Merger Agreement and any matter proposed in connection with the Merger that is reasonably necessary to facilitate the Merger, and (ii) against any Alternative Transaction Proposal (as such term is defined in Article I of the Merger Agreement) and any other matter that would reasonably be expected to prevent, delay, postpone or frustrate the purposes of the Merger (other than any adjournment or postponement of any aforementioned meeting of the stockholders of the Company).

     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.
     All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.
[Signature Page Follows]

     This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Acquiror. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.
Dated: January 26, 2007

(Signature)

(Print name and title if signing on behalf of an entity)

(Print Address)

(Print Address)

(Print Telephone Number)

Shares beneficially owned on the date hereof:

shares of Company Common Stock
[SIGNATURE PAGE TO IRREVOCABLE PROXY]

Exhibit 5
Voting Agreement
     This VOTING AGREEMENT (this “Agreement”) is entered into as of January 26, 2007, by and between Symantec Corporation, a Delaware corporation (“Acquiror”), and the undersigned stockholder (“Stockholder”) of Altiris, Inc., a Delaware corporation (the “Company”). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).
Recitals
          A. The execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Acquiror to enter into that certain Agreement and Plan of Merger, dated as of January 26, 2007 (the “Merger Agreement”), by and among Acquiror, Atlas Merger Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly-owned subsidiary of Acquiror.
          B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of such number of shares of the Company Capital Stock as is indicated on the signature page of this Agreement.
          C. In consideration of the execution of the Merger Agreement by Acquiror, Stockholder (solely in such Stockholder’s capacity as such) has agreed, subject to the terms and conditions set forth herein, to vote the Shares (as defined below) and such other shares of Company Capital Stock over which Stockholder has voting power, so as to facilitate the consummation of the Merger.
          D. Stockholder understands and acknowledges that the Company and Acquiror are entitled to rely on (i) the truth and accuracy of Stockholder’s representations contained herein and (ii) Stockholder’s performance of the obligations set forth herein.
     NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
     1. Restrictions on Shares. Subject to the terms and conditions herein and in the Merger Agreement,
          (a) Stockholder shall not, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of or encumber the Shares (as such term is defined in Section 4 below) or any New Shares (as such term is defined in Section 1(d) below), or make any offer or enter into any agreement providing for any of the foregoing, at any time prior to the Expiration Date; provided, however, that nothing contained herein will be deemed to restrict the ability of Stockholder to (i) exercise, prior to the Expiration Date, any Company Options held by Stockholder, (ii) transfer or otherwise dispose of Shares to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (iii) if an individual Stockholder, transfer or otherwise dispose of Shares to any member of Stockholder’s immediate family; or to a trust for the benefit of Stockholder or any member of Stockholders’ immediate family, (iv) if an entity Stockholder, transfer any Shares to any affiliated fund, or (v) if an entity Stockholder, transfer, by way of a distribution in kind following the initial record date set for the Company Stockholders Meeting (as defined in the Merger Agreement), any Shares, to its

1

limited partners and/or general partner in accordance with the terms of its limited partnership agreement; provided however, that any transfer referred to in clauses (ii), (iii), and (iv) of this section shall be permitted only if, as a precondition to such transfer, the transferee, whether a charitable organization, affiliated entity, individual or trust, agrees to be bound by the terms of this Agreement and, if requested by Acquiror, to execute a Proxy (as hereinafter defined). As used herein, the term “Expiration Date” shall mean the earlier of (i) the Effective Time and (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms.
          (b) Prior to the Expiration Date, Stockholder shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, enter into a voting agreement (other than this Agreement) or similar binding commitment with respect to any of the Shares.
          (c) Prior to the Expiration Date, Stockholder shall not, directly or indirectly, take any action (other than any action of Stockholder or any representative of Stockholder or employee or member of any Affiliate of Stockholder (each a “Representative”), in such Stockholder’s or Representative’s capacity as a director or officer of the Company, in the exercise of such Stockholder’s fiduciary or other duties with respect to an Alternative Transaction Proposal or Superior Proposal in compliance with the terms of the Merger Agreement) that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Stockholder to perform such Stockholder’s obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.
          (d) Any shares of Company Common Stock or other voting securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires voting rights after the date of this Agreement and prior to the Expiration Date, including pursuant to the exercise of options or warrants to purchase shares of Company Common Stock (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.
     2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of the Company with respect to any of the following matters, Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3 below), (i) the Shares, (ii) any shares of Company Common Stock that have ceased to be Shares as a result of a transfer pursuant to Section 1(a)(v) above (provided that Stockholder is the stockholder of record as of the applicable record date and accordingly legally entitled to vote such shares of Company Common Stock described in this clause (ii)), and (iii) any New Shares held by Stockholder at the time any such vote is taken in favor of adoption of the Merger Agreement and any matter proposed in connection with the Merger that is reasonably necessary to facilitate the Merger, and against any Alternative Transaction Proposal and any other matter that would reasonably be expected to prevent, delay, postpone or frustrate the purposes of the Merger (other than any adjournment or postponement of any aforementioned meeting of the stockholders of the Company).
     3. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Stockholder shall deliver to Acquiror a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest, and, until the Expiration Date, shall be irrevocable to the fullest extent permitted by Applicable Law, with respect to each and every meeting of stockholders of the Company or action or approval by written resolution or consent of stockholders of the Company with respect to the matters contemplated by Section 2 covering the total number of Shares, any shares of

2

Company Common Stock that have ceased to be Shares as a result of a transfer pursuant to Section 1(a)(v) above, and New Shares in respect of which Stockholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by Stockholder, (i) Stockholder hereby revokes any and all prior proxies (other than the Proxy) given by Stockholder with respect to the voting of the Shares in connection with the matters set forth in Section 2, and (ii) Stockholder shall not grant any subsequent proxies with respect to the voting of the Shares in connection with the matters set forth in Section 2, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Shares and the New Shares in any manner inconsistent with the terms of Section 2, until after the Expiration Date.
     4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Acquiror as follows as of the date hereof (except as specifically set forth below):
          (a) Stockholder is the beneficial or record owner of, or has the right to exercise voting power over, that number of shares of Company Common Stock set forth on the signature page hereto (all such shares owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, are collectively, the “Shares”; provided that Shares subsequently transferred as permitted in Section 1(a) above shall from and after such transfer cease to be considered Shares). As of the date hereof, the Shares constitute Stockholder’s entire interest in the outstanding shares of Company Common Stock and Stockholder is not the beneficial or record holder of, and does not exercise voting power over, any other outstanding shares of Company Capital Stock. No person who is not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, (i) if Stockholder is a partnership, the rights and interest of persons and entities that own partnership interests in Stockholder under the partnership agreement governing Stockholder and applicable partnership law or (ii) if Stockholder is a married individual and resides in a State with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws). The Shares are and will be at all times up until the Expiration Date free and clear of any security interests, liens, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Stockholder’s voting rights, charges and other encumbrances of any nature that would materially and adversely affect Stockholder’s ability to perform his, her or its obligations under this Agreement. Stockholder’s current principal residence or current place of business is set forth on the signature page hereto.
          (b) Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action, if any, on the part of Stockholder. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Acquiror, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.
          (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, or require notice to or the consent of any person under, any contract, law, rule, regulation, judgment, order or decree by which Stockholder is bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, materially and adversely affect Stockholder’s ability to perform his, her or its obligations under this Agreement.

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          (d) If the Stockholder is an entity and not an individual, until the Expiration Date, such Stockholder, in its capacity as a stockholder of the Company only, shall not, and shall not authorize or permit any of its general partners, officers, managers, employees or affiliated investment funds to, directly or indirectly, solicit, initiate, seek, endorse, recommend or support, or knowingly encourage or facilitate, any inquiry, proposal or offer from, furnish any non-public information to, or participate in any discussions or negotiations with (except to disclose the existence of the provisions of this Section 4), or enter into any agreement with, any party or group regarding any Alternative Transaction, provided that nothing herein shall prevent any director of the Company from exercising such director’s fiduciary duties to the stockholders of the Company.
     5. Consent and Waiver; Termination of Existing Agreements. Stockholder hereby agrees to give any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which Stockholder is a party or subject or in respect of any rights Stockholder may have in connection with the Merger (whether such rights exist under the certificate of incorporation or bylaws of the Company, any Contract to which the Company is a party or by which it is, or any of its assets are, bound under statutory or common law or otherwise). Without limiting the generality or effect of the foregoing, Stockholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement, the Company Board of Directors’ actions in approving and recommending the Merger, the consummation of the Merger and the other transactions provided for in the Merger Agreement, or to seek damages or other legal or equitable relief in connection therewith. From and after the Effective Time, Stockholder’s right to receive cash on the terms and subject to the conditions set forth in the Merger Agreement shall constitute Stockholder’s sole and exclusive right against the Company and/or Acquiror in respect of Stockholder’s ownership of the Shares and the New Shares or status as a stockholder of the Company or any agreement or instrument with the Company pertaining to the Shares or New Shares or Stockholder’s status as a stockholder of the Company.
     6. Confidentiality. Until the Acquiror has publicly disclosed the Merger, Stockholder shall hold any information regarding this Agreement and the Merger in strict confidence and shall not divulge any such information to any third person.
     7. Appraisal Rights. Stockholder agrees not to exercise any rights of appraisal or any dissenters’ rights that Stockholder may have (whether under Applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.
     8. Miscellaneous.
          (a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(i)	if to Acquiror, to:

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Symantec Corporation 20330 Stevens Creek Blvd. Cupertino, CA 95014 Attention: Arthur F. Courville Fax Number: (408) 517-8121

with a copy (which shall not constitute notice) to:

Fenwick & West LLP 801 California Street Mountain View, CA 94041 Attention: Daniel J. Winnike, Esq. Douglas N. Cogen, Esq. Andrew Y. Luh, Esq.

Facsimile No.: (650) 938-5200 Telephone No.: (650) 988-8500
(ii)	if to Stockholder, to the address set forth for the Stockholder on the signature page hereof.
          (b) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein or in the Proxy. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation of this Agreement or the Proxy, Acquiror shall have the right to enforce such covenants and agreements and the Proxy by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity and Stockholder hereby waives any requirement for the security or posting of any bond in connection with such enforcement.
          (c) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.
          (d) Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including, without limitation, the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of Acquiror, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Acquiror hereunder, may be assigned or delegated in whole or in part by Acquiror to any affiliate of Acquiror without the consent of or any action by Stockholder upon notice by Acquiror to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
          (e) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or

5

unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
          (f) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.
          (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law.
          (h) Rules of Construction. The parties hereto agree that they have been represented by legal counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
          (i) Additional Documents, Etc. Stockholder shall execute and deliver any additional documents necessary or desirable, in the reasonable opinion of and as reasonably requested by Acquiror, to carry out the purpose and intent of this Agreement.
          (j) Termination. This Agreement shall terminate and shall have no further force or effect from and after the Expiration Date, and thereafter there shall be no liability or obligation on the part of the Stockholder, provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.
          (k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

SYMANTEC CORPORATION

By:

Name:

Title:

STOCKHOLDER:
TCV IV, L.P.
TCV IV Strategic Partners, L.P.

By Technology Crossover Management IV, L.L.C.,
their General Partner

(Signature)

Carla S. Newell, Attorney in Fact

(Print name and title if signing on behalf of an entity)

528 Ramona Street

(Print Address)

Palo Alto, CA 94301

(Print Address)

650-614-8224

(Print Telephone Number)

Shares beneficially owned on the date hereof:

TCV IV, L.P. holds 2,958,508 shares of Company Common Stock

TCV IV Strategic Partners, LLC. holds 110,319 shares of Company Common Stock
[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT A
IRREVOCABLE PROXY
TO VOTE STOCK OF
ALTIRIS, INC.
     The undersigned stockholder of Altiris, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints Arthur Courville and James Beer of Symantec Corporation, a Delaware corporation (“Acquiror”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (but not including shares transferred as permitted and in accordance with Section 1(a)(ii), (iii), or (iv) of that certain Voting Agreement dated as of even date herewith by and between Acquiror and the undersigned (the “Voting Agreement”)) (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Date (as defined below).
     Until the Expiration Date, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest, is granted pursuant to the Voting Agreement, and is granted in consideration of Acquiror entering into that certain Agreement and Plan of Merger, dated as of January 26, 2007, by and among Acquiror, Atlas Merger Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”) and the Company (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly-owned subsidiary of Acquiror. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms.
          The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting as follows: (i) in favor of adoption of the Merger Agreement and any matter proposed in connection with the Merger that is reasonably necessary to facilitate the Merger, and (ii) against any Alternative Transaction Proposal (as such term is defined in Article I of the Merger Agreement) and any other matter that would reasonably be expected to prevent, delay, postpone or frustrate the purposes of the Merger (other than any adjournment or postponement of any aforementioned meeting of the stockholders of the Company).
     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.
[Signature Page Follows]

     This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Acquiror. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.
Dated: January 26, 2007

TCV IV, L.P.
TCV IV Strategic Partners, L.P.

By Technology Crossover Management IV, L.L.C.,
their General Partner

(Signature)

Carla S. Newell, Attorney in Fact
(Print name and title if signing on behalf of an entity)

528 Ramona Street
(Print Address)

Palo Alto, CA 94301
(Print Address)

650-614-8224
(Print Telephone Number)

Shares beneficially owned on the date hereof:

TCV IV, L.P. holds 2,958,508 shares of Company Common Stock

TCV IV Strategic Partners, LLC. holds 110,319 shares of Company Common Stock
[SIGNATURE PAGE TO IRREVOCABLE PROXY]